U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 4/A

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


Amended Form 4 dated June 7, 2002 for Jay Burchfield was filed under CIK code 898172 incorrectly, resulting in a filing for the wrong company. This Amended Form 4 filed in error under Barnett Inc should be disregarded. The correct filing is filed under O'Reilly Automotive Inc, CIK code 898173.